June 26, 2008

Charles H. Cannon, Jr.
Chief Executive Officer and President
John Bean Technologies Corporation
200 East Randolph Drive, Floor 66
Chicago, Illinois 60601

      Re: **John Bean Technologies Corporation**
              Amendment No. 2 to Registration Statement on Form 10
              Filed June 23, 2008
              File No. 001-34036

Dear Mr. Cannon:

We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1.   Please file the remaining exhibits to your registration statement and allow adequate time for review prior to requesting acceleration of the effectiveness of your registration statement.

As appropriate, please amend your filing and respond to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Sarah Gabriel, Esq.
        Kirkland & Ellis LLP